CLARKESON RESEARCH, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL FOR BROKERS
** AND DEALERS UNDER SEC RULE 15c3-1**
FOR THE YEAR ENDED ECEMBER 31, 2017

Total stockholder's equity		$ 169,388
Non-allowable assets, deductions and charges:		
Prepaid expenses	$ 1,356	
Total non-allowable assets, deductions and charges		1,356
Net capital		$ 168,032

Computation of basic net capital requirements

Minimum net capital required (6 2/3% of aggregate indebtedness of $81,986)	$ 5,466
Minimum dollar net capital requirement	$ 5,000
Minimum capital required	$ 5,466
Excess net capital	$ 162,566
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)	$ 159,833

Computation of aggregate indebtedness

Total aggregate indebtedness in the statement of financial condition	$ 81,986
Percentage of aggregate indebtedness to net capital	49%
Ratio of aggregate indebtedness to net capital	0.49 to 1

CLARKESON RESEARCH, INC.
SCHEDULE II - RECONCILIATION OF NET CAPITAL PER FOCUS REPORT
 WITH AUDIT REPORT
FOR THE YEAR ENDED DECEMBER 31, 2017

Net capital, as reported in Company's Part IIA unaudited Focus Report $ 168,032

Net capital, per report pursuant to Rule 17a - 5(d) $ 168,032

Reconciliation with the Company's computations:

A reconciliation is not necessary pursuant to rule 17a-5(d)(4) since there were no material differences between the computations of aggregate indebtedness and net capital as computed above and the computation by the Company included in Form X-17A-5 as of December 31, 2017, filed on January 25, 2018.

CLARKESON RESEARCH, INC.
SCHEUDLE III - INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2017

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that rule.

CLARKESON RESEARCH, INC.
SCHEDULE IV - COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2017

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that rule.